Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: January 22, 2019

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated January 22, 2019 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2027

Currency:	USD

Size:	$2,000,000,000

Maturity:	January 29, 2027

Fixed Rate Period:	From and including January 29, 2019 to but excluding January 29, 2026

Floating Rate Period:	From and including January 29, 2026 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	2.625% due December 31, 2025

Benchmark Treasury Yield:	2.640%

Spread to Benchmark Treasury:	+ 132 basis points

Reoffer Yield:	3.960%

Fixed Rate Coupon:	3.960%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus 1.245%, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Three-month LIBOR

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$1,992,000,000 (99.60%)

Interest Payment Dates:	During the Fixed Rate Period, each January 29 and July 29, beginning July 29, 2019 and including January 29, 2026, and during the Floating Rate Period, each of April 29, 2026, July 29, 2026, October 29, 2026 and January 29, 2027.

Business Day:	New York and London

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after July 29, 2019 and prior to January 29, 2026 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 20 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on January 29, 2026 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after November 29, 2026 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated January 22, 2019 to the Prospectus dated April 15, 2016.

CUSIP/ISIN:	46647PBA3 / US46647PBA30

Trade Date:	January 22, 2019

Settlement Date:	January 29, 2019 (T+5)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

BBVA Securities Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

Citizens Capital Markets, Inc.

Danske Markets Inc.

Fifth Third Securities, Inc.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Regions Securities LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

SunTrust Robinson Humphrey, Inc.

UniCredit Capital Markets LLC

Academy Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Siebert Cisneros Shank & Co., L.L.C.

The Williams Capital Group, L.P.

The following language replaces the first sentence set forth under “Certain United States Federal Income and Estate Tax Consequences to Non-United States Persons —Additional Withholding Requirements” in the Prospectus Supplement, subject to completion, dated January 22, 2019 to the Prospectus dated April 15, 2016:

“Under Sections 1471 through 1474 of the Internal Revenue Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any interest income paid on the notes to (i) a “foreign financial institution” (as specifically defined in the Internal Revenue Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Internal Revenue Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any).”

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on January 29, 2019 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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